SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOGO INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38046C109

(CUSIP Number of Class of Securities)

Marguerite M. Elias

Executive Vice President & General Counsel

Gogo Inc.

111 North Canal St., Suite 1500

Chicago, IL 60606

(312) 517-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan F. Lewis, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached is a communication (the “Employee Communication”) sent by the chief executive officer of Gogo Inc., a Delaware corporation (the “Company”), on May 4, 2020 to Company employees holding eligible stock options regarding approval by the Company’s stockholders of a stock option exchange program that would permit certain employees to voluntarily exchange certain eligible stock options owned by them for a lesser number of new stock options with an exercise price equal to the closing trading price of the Company’s common stock on the date of their grant (the “Option Exchange Program”).

The Employee Communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.

The Option Exchange Program has not yet commenced and may not ultimately be implemented by Gogo. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Option Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 111 N. Canal St., Suite 1500, Chicago, IL 60606.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Employee Communication sent on May 4, 2020